TECHNICAL REPORT AGUABLANCA NI-CU DEPOSIT

22.3	Certificate of Juan Pablo Gonzalez

I, Juan Pablo Gonzalez of Santiago Chile, do hereby certify that as the author of this “Technical report on the Aguablanca Ni-Cu deposit, Extremadura Region, Spain”, dated March 31 2009, I hereby make the following statements:

•	I am employed as a Senior Mining Engineer with Golder Associates S.A. (Chile) with a business address at Av. 11 de Septiembre 2353 piso 2, Providencia, Santiago, Chile.

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My formal education qualifications include MBA (Master of Business and Administration), Universidad Diego Portales, (2002) Chile and BSc (Bachelor of Science) in Mining Engineering, Universidad de Santiago de Chile, (1992).

•	I am a member in good standing of the Australasian Institute of Mining and Metallurgy (MAusIMM) and the Chilean Institute of Mining Engineering (IIMCH).

•	I have practiced my profession continuously since 1992.

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I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

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My relevant experience with respect Aguablanca Deposit includes over 16 years experience in Mineral Reserves estimation, computerized mine planning systems and technical engineering activities related to a variety of commodities (in nickel, copper, gold and iron and manganese ore) and many projects in South America.

•	I have personally visited the Aguablanca Property in December 2008.

•	I am responsible for the preparation of Section 17.12 of this Technical Report titled “Technical report on the Aguablanca Ni-Cu deposit, Extremadura Region, Spain”, dated March 31 2009.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

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As of the date of this Certificate, to my knowledge, information and belief, the sections of this Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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I am independent of the Issuer as defined by Section 1.4 of the Instrument. I have read National Instrument 43-101 and the sections for which I am responsible in this Technical Report have been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signature

26 March 2009 Report No. 08511150292	102